424(b)(3)
                                                                   No. 333-47411


                        CNL HEALTH CARE PROPERTIES, INC.


         This Supplement is part of, and should be read in conjunction with, the Prospectus dated May 24, 1999. Capitalized terms used in this Supplement have the same meaning as in the Prospectus unless otherwise stated herein.

         Information in this Supplement is provided as of July 13, 1999. As of July 13, 1999, the Company had not entered into any initial commitments to acquire properties. Proposed properties for which the Company receives initial commitments, as well as property acquisitions that occur after July 13, 1999 will be reported in a subsequent Supplement.


                                  THE OFFERING

         As of July 13, 1999, the Company had received aggregate subscription proceeds of $2,751,052 from 121 investors, which exceeded the minimum offering amount of $2,500,000, and $2,526,052 of the funds were released from escrow. The remaining subscription proceeds of $225,000 (representing funds received from Pennsylvania investors) will be held in escrow until aggregate subscription proceeds total at least $7,775,000. As of July 13, 1999, the Company had approximately $2,122,000 available to invest in Properties following deduction of Selling Commissions, Marketing Support and Due Diligence Expense Reimbursement Fees, Organizational and Offering Expenses of approximately three percent and Acquisition Fees.





July 16, 1999                                      Prospectus Dated May 24, 1999